As filed with the Securities and Exchange Commission on October 28, 2003.

Registration No. 333-87312

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Peru

(jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

______________________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ X ] on November 12, 2003 at 9:00 AM.
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-3882).

______________________________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 3, 2002, and as further amended and restated as of _____________, 2003, among Compañía de Minas Buenaventura S.A.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement dated May 20, 1996 from the Depositary to Compañía de Minas Buenaventura S.A.A. relating to pre-release of American Depositary Receipts. – Previously filed.*

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466.  - Filed herewith as Exhibit 5.

-----------------------------------------------

*

Incorporated by reference to the registrant’s Registration Statement on Form F-6 (Regis. No. 333-3882).

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2003

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Compañía de Minas Buenaventura S.A.A.

By:

The Bank of New York,

As Depositary

By:

/s/ Hernan F. Rodriguez

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Compañía de Minas Buenaventura S.A.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Lima, Peru, on October 28, 2003

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By:  /s/ Carlos Gálvez Pinillos
Carlos Gálvez Pinillos

Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on October 28, 2003

*___________________________________ Alberto Benavides de la Quintana	Chairman of the Board
/s/ Roque Benavides Ganoza Roque Benavides Ganoza	President and Chief Executive Officer (principal executive officer)

*___________________________________ Carlos Gálvez Pinillos	Vice President and Chief Financial Officer (principal financial and accounting officer)

*___________________________________ Jorge Benavides de la Quintana	Director
*___________________________________ Victor de la Torre Romero	Director
*___________________________________ Carlos Plenge Washburn	Director
*___________________________________ Luis Coleridge Alcantara	Director
/s/ Norman Anderson Norman Anderson	Director
/s/ Aubrey Laurence Paverd Aubrey Laurence Paverd BY: /s/ Roque Benavides Ganoza Roque Benavides Ganoza *Attorney-in-Fact	Director
PUGLISI & ASSOCIATES By /s/ Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of May 3, 2002, and as further amended and restated as of ______, 2003 among Compañía de Minas Buenaventura S.A.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.
4	Previously filed.

5	Certification under Rule 466.